UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 30, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing it has received the required permit approvals to begin reconstruction activities at its Superior Refinery. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: September 30, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Receives Approval to Begin Superior Refinery Rebuild

Husky Energy continues to make steady progress towards a return to full operations at the Superior Refinery.

The Company has received the required permit approvals to begin reconstruction activities at the site and work is expected to begin immediately. Demolition of damaged equipment resulting from a fire in April of 2018 is now largely complete and the rebuild will take place over the next two years with an expected return to full operations in 2021.

“Our continued investment in this refinery and the community will support the Superior-Duluth regional economy through jobs, procurement, taxes and essential energy products for years to come,” said CEO Rob Peabody. “The Superior Refinery is an integral part of Husky’s Integrated Corridor business, which maximizes margin capture across the value chain.”

Husky acquired the Superior Refinery, located in Superior, Wisconsin, in 2017. As the first U.S. refinery along the route of the Enbridge mainline, it is ideally positioned to process the Company’s Canadian heavy crude feedstock into high-demand products such as gasoline, diesel and asphalt for the U.S. Midwest market. The refinery has about 200 employees and works with numerous contractors and suppliers in the region. During the construction phase, more than 350 contractor jobs are expected to be created at peak.

Key features of the rebuild project:

•	The modernized refinery will feature Best Available Control Technology, which incorporates advances in technology and efficiencies from across the refining industry.

•	The facility will be more energy efficient, in full compliance with federal, state and local regulations.

•	The refinery is expected to run in a continuous mode averaging 45,000 barrels per day (bbls/day), which includes a 5,000 bbls/day average increase in heavy oil processing to 25,000 bbls/day.

•	The refinery will produce a full slate of products, including asphalt, gasoline and diesel, enhancing Husky’s ability to service the U.S. Midwest market.

•	Local contractors and services will be employed in the rebuild whenever possible.

Once the refinery is fully ramped up, Husky’s overall downstream throughput capacity is expected to be approximately 400,000 bbls/day.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of commencement of the rebuild, duration of the rebuild and timing of return to full operations; and the expected benefits and key features of the rebuild, including the expected increase in downstream throughput capacity once the rebuilt refinery is fully ramped up.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.